

Our Mayberry, Inc.

(Unaudited) CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED

DECEMBER 31, 2018 AND DECEMBER 31, 2019

Balance Sheets

Assets	18	19
Cash	27,900	47,981
Accounts Receivable	-	-
Inventory	-	-
Other Current Assets	-	-
Total Current Assets	**27,900**	**47,981**
PP&E	-	-
Accumulated Depreciation	-	-
Net PP&E	**-**	**-**
Startup Costs	135,000	528,000
Total Assets	**162,900**	**575,981**
Current Liabilities		
Accounts Payable	-	-
Current Portion of Long-Term Debt	-	-
Accrued Expenses	-	8,280
Total Current Liabilities	**-**	**-**
Long-Term Debt	85,000	383,866
Total Liabilities	**85,000**	**392,146**
Additional Paid-In Capital	135,480	513,480
Retained Earnings	(57,580)	(329,645)
Shareholders' Equity	**77,900**	**183,835**
Total Liabilities & Shareholders' Equity	**162,900**	**575,981**
Check	-	-

Income Statements

	2018	2019
Revenue	-	-
Cost of Goods Sold	-	-
Gross Profit	-	-
Expenses		
Salaries & Benefits	-	-
Marketing	-	2,866
Travel	-	-
IT	57,580	254,375
Professional services	-	6,544
Rent	-	-
Utilities	-	-
Total SG&A	57,580	263,785
EBITDA	**(57,580)**	**(263,785)**
Depreciation & Amor	-	-
EBIT	**(57,580)**	**(263,785)**
Interest Expense	-	8,280
Pretax Net Income	**(57,580)**	**(272,065)**

OUR MAYBERRY, INC.
CONSOLIDATED STATEMENT OF EQUITY
DECEMBER 31, 2019

| | Common Stock | | Preferred Stock | | Additional | Retained Earnings | |
	Shares	Amount	Shares	Amount	Paid-In Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, 6/14/2018 (INCEPTION)	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	4,255,000		-	$ -	$ 513,480	-	$ 513,480
Other comprehensive gain/(loss)	-	-	-	-	-	-	$ -
Net income						$ (329,645)	$ (329,645)
ENDING BALANCE, 12/31/2019	4,255,000	$ -	-	$ -	$ 513,480	$ (329,645)	$ 183,835

Cash Flow Statements		
	18	**19**
Net Income	**(57,580)**	**(263,785)**
Depreciation & Amortization	-	-
Accounts Receivable	-	-
Inventory	-	-
Accounts Payable	-	-
Accrued Expenses	-	-
Other Current Assets	-	-
Operating Cash Flow	**(57,580)**	**(263,785)**
Capital Expenditures	-	-
Other Noncurrent Assets	(135,000)	(528,000)
Investing Cash Flow	**(135,000)**	**(528,000)**
Debt Financing	85,000	383,866
Equity Financing	135,480	513,480
Financing Cash Flow	**220,480**	**897,346**
Net Cash Flow	**27,900**	**105,561**

OUR MAYBERRY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018-2019

1. **Summary of Significant Accounting Policies**

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the Our Mayberry, Inc. (the "Company"). The financial statements only include information from inception (June 14, 2018) through December 31, 2019. Our Mayberry, Inc. was incorporated in the State of Washington on June 14, 2018. Our Mayberry is revolutionizing e-commerce by means of its online belief-driven transactions platform that uniquely connects nonprofits, businesses, and consumers. Our Mayberry was incorporated on June 14, 2018 and is headquartered in Bellevue, Washington.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, or otherwise, competition, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, the Company held no cash equivalents.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Equity**

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is seven million five hundred thousand (7,500,000)

shares of Common Stock. As of December 31, 2019, 3,655,000 shares have been issued and are outstanding.

Preferred Stock

Also under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is two million five hundred thousand (2,500,000) shares of Preferred Stock. As of December 31, 2019, no preferred shares have been issued or are outstanding.

Equity Based Compensation

The equity-based compensation plan authorizes 500,000 stock options and 100,000 warrants to be granted. During 2019, the Company issued 60,000 options to key service providers. The remaining are available for future issuance. These options granted during 2019 have expiration dates in 2029.